Exhibit B

PROMISSORY NOTE

$50,000.00	Irvine, California
24 January 2013

FOR VALUE RECEIVED, KEITH A. ROSENBAUM (the “Payor”) promises to pay to the order of BEDROCK VENTURES, INC., a Minnesota corporation (the “Holder”), the sum of FIFTY THOUSAND DOLLARS ($50,000.00) in legal and lawful money of the United States of America, pursuant to the terms and conditions outlined in this Promissory Note (the “Note”).

I
PAYMENT OBLIGATIONS

1.1           Required Payments. Payments of principal shall be made in two (2) equal installments of TWENTY FIVE THOUSAND DOLLARS ($25,000.00) each, on the 24th day of March, 2013, and the 24th day of May, 2013, respectively. No interest shall be charged hereunder expect as provided for in Section 1.2, below.

1.2           Computation of Interest. In the event any payment due hereunder is late simple interest at the rate of ten percent (10%) per annum shall be computed on the entire unpaid principal hereunder on the basis of a three hundred sixty-five (365) day year and the actual days elapsed from the due date of the payment not made hereunder.

1.3           Prepayments. Payor shall have the right, at any time, to prepay any unpaid principal or interest due hereunder.  All payments shall be applied to accrued interest first, with the remainder, if any, applied in reduction of the principal sum due hereunder.

1.4           Delivery of Payments. All payments under this Note, whether of principal or interest, or both, shall be made to Holder in lawful money of the United States at such place as Holder shall designate in writing to Payor.

1.5           Illegality. Nothing in this Note contained shall be construed or shall operate, either presently or prospectively, (a) to require Payor to pay interest at a rate greater than is at any time lawful in such case to contract for but shall require payment of interest only to the extent of such lawful rate, or (b) to require Payor to make any payment or do any act contrary to law.  If it should be held that the interest payable under this Note is in excess of the maximum permitted by law, the interest chargeable hereunder (whether included in the face amount or otherwise) shall be reduced to the maximum amount permitted by law, and any excess of the said maximum amount permitted by law shall be cancelled automatically and, at the option of Holder, if theretofore or thereafter paid, shall be either refunded to Payor or credited to the principal balance of this Note (without prepayment penalties) and applied to the payment of the last maturing installment or installments of the indebtedness evidenced hereby (whether or not then due and payable) and not to the payment of interest.

1.6           Purchase Agreement. This Note is the promissory note referred to as “the Note” in that certain Stock Purchase Agreement dated the same date as this Note, and entered into by and between Payor and Holder (the “Purchase Agreement”). This Note is entitled to the benefits of, and is subject to the terms contained in, the Purchase Agreement.

II
DEFAULTS AND REMEDIES

2.1           Events of Default. An “Event of Default” hereunder shall mean any of the following:

(a)           If a default shall be made in the payment of any installment of principal and interest hereof, as when due and payable and continuing for a period of ten (10) days following written notice thereof by Holder to Payor; or

(b)           If Buyer commits a material breach of the Purchase Agreement which remain uncured for a period of fifteen (15) days after Seller delivers written notice to Buyer advising Buyer of the material breach.

2.2           Remedies. At any time after the occurrence of an Event of Default and until such time as the Event of Default is cured and no longer existing, the Holder may, by written notice sent to the Payor declare the entire amount of this Note to be forthwith due and payable, whereupon this Note shall become forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived. Upon acceleration by Holder, Holder shall be entitled to those all remedies available under applicable law.

III
ADDITIONAL PROVISIONS

3.1           Waiver. The granting, without notice, of any extension or extensions of time for payment of any sum or sums due hereunder, or for the performance of any covenant, condition or agreement contained herein, or the granting of any other indulgences to Payor, or any other modification or amendment of this Note shall in no way release or discharge the liability of Payor, or of any endorser, guarantor or other person secondarily liable for this Note. Payor and any other persons presently liable hereon agree that additional makers, endorsers, guarantors or sureties may become parties hereto or liable hereon without notice to them and without affecting their liability hereunder.  Unless agreed to the contrary in writing, failure or delay on the part of Holder to enforce any provision of this Note shall not be deemed a waiver of any such provision, nor shall the Holder be estopped from enforcing any such provision at a later time.

3.2           Entire Agreement. This Note, the Purchase Agreement, and all references in the Purchase Agreement contain the entire understanding among the parties hereto and supersedes any and all prior written or oral agreements, understandings, and negotiations between them respecting the subject matter contained herein. Each and every provision of this Note is severable and independent of any other term or provision of this Note. If any term or provision hereof is held void or invalid for any reason by a court of competent jurisdiction, such invalidity shall not affect the remainder of this Note.

3.3           Governing Law. This Note shall be governed by the laws of the State of California, without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California. If any court action is necessary to enforce the terms and conditions of this Note, the parties hereby agree that the California Superior Court, County of Orange, shall be the sole jurisdiction and venue for the bringing of such action.

3.4           Additional Documentation. The parties hereto agree to execute, acknowledge and cause to be filed and recorded, if necessary, any and all documents, amendments, notices and certificates which may be necessary or convenient under the laws of the States of California or Delaware.

3.5           Amendment and Assignability. This Note may be amended or modified only by a writing signed by all parties.  This Note is not assignable by either party without the expressed written consent of all parties.

3.6           Preparation of the Note. This Note shall be deemed to have been drafted by all parties and, in the event of a dispute, no party hereto shall be entitled to claim that any provision should be construed against any other party by reason of the fact that it was drafted by one particular party.

PAYOR:

/s/ Keith A. Rosenbaum
KEITH A. ROSENBAUM

ACCEPTANCE AND ACKNOWLEDGEMENT

The undersigned, who is the Holder under this Note, hereby accepts receipt of this Note and acknowledges that said acceptance shall serve as the evidence of payment of the remainder of the purchase price under the Purchase Agreement.

HOLDER:

BEDROCK VENTURES, INC.,
A Minnesota corporation

BY:/s/ Fotis Georgiadis

NAME: Fotis Georgiadis

TITLE: CEO

DATED: 24 January 2013